UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on May 9, 2012, reporting the results for the three months period ended March 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: May 9, 2012
	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Reports Q1 2012 Financial Results

 Record First Quarter Revenue of $7.7 Million; Non-GAAP EPS of $0.09

Tel Aviv, Israel – May 9, 2012 - Top Image Systems, Ltd. (TIS) (Nasdaq: TISA), a leading ECM (Enterprise Content Management) intelligent content capture and delivery solutions provider, today announced its financial results for the first quarter ended March 31, 2012.

First Quarter Year-over-Year Highlights include:

•
Revenue increased 7.3% to a record $7.7 million in comparison to $7.2 million in the first quarter of 2011, and increased 5% sequentially in comparison to $7.3 million in Q4 2011; this growth rate is in alignment with our guidance and is expected to  increase in each successive quarter as added sales reps, who were hired in late 2011, move deals into mature sales cycle stages and increase their contribution to the pipeline;

•	TISA reiterates that it expects annual Non-GAAP operating income in the range of $4.2 to $4.5 million;
•	GAAP net income increased 31% to $1.0 million compared to $0.7 million for first quarter of 2011;
•	GAAP diluted EPS increased to $0.08 per diluted share, compared to $0.07 per diluted share in first quarter of 2011;
•	13th consecutive quarter of positive Non-GAAP operating income, $1.0 million, the same amount as the $1.0 million in Non-GAAP operating income recorded for the first quarter of 2011;
•	Non-GAAP diluted EPS reached $0.09;
•	Top Image ended the quarter with $4.2 million in cash and no debt compared to $2.6 million as of December 31, 2011;
•
Patent filed and series of new products announced in the area of Mobile Applications, extending knowledge from core eFLOW technology to mobile devices.  Analysts indicate that this area represents  a minimum $1 billion market opportunity.

Commenting on the first quarter results, Dr. Ido Schechter, CEO of Top Image Systems (TISA), summarized, “The first quarter represents a solid start to the year for Top Image Systems, in which we delivered record revenues.  We expect revenues in each successive quarter to grow, in part, following the several new sales force hires we made in late 2011. We are investing in marketing to support the added sales reps, and opening an office in the United States in the first half of this year to begin to realize the billion dollar US mobile market opportunity; at the same time we continue to grow profitably, increasing the proportion of revenue growth coming from high-margin organic sales of eFLOW software licenses.”

Dr. Schechter continued, “We remain on track with our US strategy and we feel that a reasonable sales cycle for the new US mobile business will be 6-9 months.  Our current guidance calculation is based only on our existing eFLOW business.  We will continue to execute our long-term growth strategy by focusing on our Digital Mailroom, Banking Platform solutions and strong global partnerships, adding now mobile banking apps. For 2012, TISA reiterates that it expects annual growth of between 17% and 23%, revenues of between $33.5 million and $35.3 million, and Non-GAAP operating income in the range of $4.2 million to $4.5 million.”

First Quarter 2012 Results

Revenues for the first quarter of 2012 were $7.7 million, compared to $7.2 million for the first quarter of 2011; an increase of 7.3%. Net income on a GAAP basis was $1.0 million for the first quarter of 2012, compared to $0.7 million for the first quarter of 2011.  Diluted EPS on a GAAP basis was $0.08 per diluted share for the first quarter of 2012 compared to $0.07 per diluted share for the first quarter of 2011. Non-GAAP operating income was $1.0 million for the first quarter of 2012, compared to $1.0 million for the first quarter of 2011. Non-GAAP diluted EPS was $0.09 compared to $0.10 in the first quarter of 2011.

Conference Call

The Company will be holding a conference call today, Wednesday, May 9th at 10:00 am ET (7:00 am Pacific Time, 5:00 pm Israel Time) to review the first quarter 2012 results.

Mr. Izhak Nakar, Active Chairman of TISA, and Ms. Gili Shalita, CFO will be on-line to discuss these results and to take part in a Question and Answer session.

US Dial-in Number: +1-866-744-5399

ISRAEL Dial-in Number: 03-9180685

INTERNATIONAL Dial-in Number: +972-3-9180685

The conference call is scheduled to begin at:

10:00 am Eastern Time
  7:00 am Pacific Time
  5:00 pm Israel Time

For those unable to attend the live call, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems' website www.topimagesystems.com.

About Top Image Systems

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW™ Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Europe and Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972-3-767-9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1-646-755-7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	March 31,	December 31,
	2012	2011
	In thousands
	Unaudited	Audited

Assets

Current assets:
Cash and cash equivalents	$3,610	$2,090
Restricted cash	165	20
Trade receivables, net	5,919	4,631
Other account receivable and prepaid expenses	951	637

Total current assets	10,645	7,378

Long term assets:
Severance pay funds	1,379	1,299
Restricted cash	376	499
Long-term deposits and long-term assets	80	84
Property and equipment, net	476	485
Intangible assets, net	9	11
Goodwill	6,033	5,842

Total long-term assets	8,353	8,220

Total assets	$18,998	$15,598

Liabilities and Shareholders' Equity

Current liabilities:

Trade payables	$783	$351
Deferred revenues	2,926	2,084
Accrued expenses and other accounts payable	2,762	2,480

Total current liabilities	6,471	4,915

Long-term liabilities:
Accrued severance pay	1,658	1,543

Total long-term liabilities	1,658	1,543

Total liabilities	8,129	6,458

Shareholders' equity	10,869	9,140

Total liabilities and shareholders' equity	$18,998	$15,598

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended
	March 31,	March 31,
	2012	2011
	In thousands, except per share data
	Unaudited

Revenues	$7,684	$7,158

Cost of revenues	2,852	2,702

Gross profit	4,832	4,456

Expenses

Research and development costs	688	491
Selling and marketing	2,077	1,729
General and administrative	1,148	1,222

	3,913	3,442

Operating income	919	1,014

Financing income (expenses), net	80	(276)

Income before taxes on income	999	738

Taxes on Income	(37)	(1)

Net income for the period	$962	$737

Earnings per Share

Basic earning per share	$0.09	$0.08

Weighted average number of shares used in computation of basic net income per share	10,991	9,401

Diluted earning per share	$0.08	$0.07

Weighted average number of shares used in computation of diluted net earnings per share	11,830	10,493

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended
	March 31,	March 31,
	2012	2011
	In thousands, except per share data

GAAP operating income	$919	$1,014
Stock-based compensation expenses	84	-
Amortization of intangible assets related to acquisition	11	11
Non- GAAP operating income	$1,014	$1,025

Net income for the period	$962	$737
Stock-based compensation expenses	84	-
Amortization of intangible assets related to acquisition	11	11
Change In Fair Value of Convertible Debentures	-	346
Non-GAAP Net income	$1,057	$1,094

Non-GAAP Net income used for basic earnings per share	1,057	1,094
Interest expenses on convertible debentures used as diluted adjustment	-	5
Non-GAAP Net income used for diluted earnings per share	$1,057	$1,099

Shares used in diluted earnings per share calculation	11,830	10,493

Non-GAAP diluted earnings per share	$0.09	$0.10